FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Form 6-K dated October 21, 2004 along with the half-yearly audited financial results and the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: October 21, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Half year ended		Year ended
		September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	March 31, 2004
1.	Interest earned (a)+(b)+(c)+(d)	2,230.52	2,210.67	4,426.30	4,505.41	9,002.39
	a) Interest/discount on advances/bills	1,572.03	1,477.88	3,157.82	3,046.73	6,073.85
	b) Income on investments	546.05	680.70	1,047.68	1,320.14	2,540.09
	c) Interest on balances with Reserve Bank of India and other interbank funds	51.42	33.56	119.45	85.67	210.64
	d) Others	61.02	18.53	101.35	52.87	177.81
2.	Other income	835.40	862.21	1,493.11	1,506.02	3,064.92
	A) TOTAL INCOME (1) + (2)	3,065.92	3,072.88	5,919.41	6,011.43	12,067.31
3.	Interest expended	1,545.31	1,738.32	3,110.54	3,578.53	7,015.25
4.	Operating expenses (e) + (f) + (g)	768.84	641.37	1,501.26	1,235.27	2,571.23
	e) Payments to and provisions for employees	179.97	124.83	346.88	244.25	546.06
	f) Direct marketing agency expenses	112.39	69.49	196.71	127.40	293.70
	g) Other operating expenses	476.48	447.05	957.67	863.62	1,731.47
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	2,314.15	2,379.69	4,611.80	4,813.80	9,586.48
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	751.77	693.19	1,307.61	1,197.63	2,480.83
6.	Other provisions and contingencies	194.70	240.40	240.54	364.09	578.62
7.	Provision for taxes
	a) Current period tax	114.44	64.10	266.97	118.84	271.99
	b) Deferred tax adjustment	0.55	(12.71)	(72.72)	(26.90)	(6.88)
8.	Net profit (5-6-7)	442.08	401.40	872.82	741.60	1,637.10
9.	Paid-up equity share capital (face value Rs. 10/-)	734.46	613.36	734.46	613.36	616.40
10.	Reserves excluding revaluation reserves	11,358.49	7,069.31	11,358.49	7,069.31	7,394.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	15.20%	11.15%	15.20%	11.15%	10.36%
	(iii) Earnings per share for the period (not annualised for quarter/half year) (in Rs.) (basic)	6.02	6.55	12.13	12.10	26.66
	(iv) Earnings per share for the period (not annualised for quarter/half year) (in Rs.) (diluted)	5.97	6.52	12.03	12.05	26.44
12.	Aggregate of non-promoter shareholding
	• No. of shares	73,47,28,679	61,34,25,469	73,47,28,679	61,34,25,469	61,63,91,905
	• Percentage of shareholding	100	100	100	100	100
13.	Deposits	71,597.99	56,879.67	71,597.99	56,879.67	68,108.58
14.	Advances	67,900.78	54,127.32	67,900.78	54,127.32	62,095.52
15.	Total assets	132,780.69	112,024.36	132,780.69	112,024.36	1,25,228.87

Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended September 30, 2004, the Bank allotted 8,30,822 equity shares pursuant to exercise of employee stock options.
3.	The Bank enters into rupee derivative transactions as part of its trading operations. Given the growing derivatives market and the Bank’s increasing volumes in this activity, effective April 1, 2004, the Bank recognises the mark-to-market impact of this portfolio (net of provisions) in its profit and loss account. This had a positive impact of Rs. 4.23 crore on the profit after tax for the quarter ended September 30, 2004 (Rs. 33.22 crore for the half year ended September 30, 2004)
4.	Status of equity investors’ complaints for the quarter ended September 30, 2004

Opening balance	Additions	Disposals	Closing balance *
6	2122	2121	7

*Of these, 2 have since been resolved.
The above figures include complaints relating to Public issue in April 2004.

5.	Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on October 21, 2004.

Place : Mumbai	Kalpana Morparia
Date : October 21, 2004	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2004

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Half year ended		Year ended
		September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	March 31, 2004
1.	Segment revenue
a	Consumer and commercial banking	2,590.68	2,368.74	5,094.89	4,766.93	9,581.93
b	Investment banking	721.47	1,002.80	1,332.53	1,823.22	3,590.28
	Total	3,312.15	3,371.54	6,427.42	6,590.15	13,172.21
	Less: Inter segment revenue	(246.23)	(298.66)	(508.01)	(578.72)	(1,104.90)
	Income from Operations	3,065.92	3,072.88	5,919.41	6,011.43	12,067.31
2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	557.67	327.61	1,023.98	646.90	1,298.42
b	Investment banking	203.70	372.24	302.83	557.39	1,208.01
	Total	761.37	699.85	1,326.81	1,204.29	2,506.43
3.	Provisions
a	Consumer and commercial banking	163.57	245.16	242.52	369.05	554.28
b	Investment banking	31.13	(4.76)	(1.98)	(4.96)	24.34
	Total	194.70	240.40	240.54	364.09	578.62
4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	394.10	82.45	781.46	277.85	744.14
b	Investment banking	172.57	377.00	304.81	562.35	1,183.67
	Total profit before tax	566.67	459.45	1,086.27	840.20	1,927.81
	Unallocated	9.60	6.66	19.20	6.66	25.60
	Tax	114.99	51.39	194.25	91.94	265.11
	Profit after tax	442.08	401.40	872.82	741.60	1,637.10
5.	Capital employed (i.e. segment assets - segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(20,983.48)	(17,297.19)	(20,983.48)	(17,297.19)	(20,698.00)
b	Investment banking	30,695.04	23,158.33	30,695.04	23,158.33	26,455.04
	Total	9,711.56	5,861.14	9,711.56	5,861.14	5,757.04

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 21, 2004

Performance Review – Half-year ended September 30, 2004: 28% year-on-year growth in profit before tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the half-year ended September 30, 2004 (H1-2005).

Highlights
  Net interest income increased 42% to Rs. 1,316 crore (US$ 286 million) for H1-2005 from Rs. 927 crore (US$ 201 million) for the half-year ended September 30, 2003 (H1-2004).

  Fee income increased 93% to Rs. 955 crore (US$ 208 million) for H1-2005 from Rs. 496 crore (US$ 108 million) for H1-2004.

  Core operating profit i.e. profit before treasury gains, provisions and tax increased 129% to Rs. 1,092 crore (US$ 237 million) for H1-2005 from Rs. 477 crore (US$ 104 million) for H1-2004.

  Profit before tax increased 28% to Rs. 1,067 crore (US$ 232 million) for H1-2005 from Rs. 834 crore (US$ 181 million) for H1-2004.

  Profit after tax for H1-2005 increased 18% to Rs. 873 crore (US$ 190 million) from Rs. 742 crore (US$ 161 million) for H1-2004.

  Retail assets increased 57% to Rs. 39,609 crore (US$ 8.6 billion) at September 30, 2004 from Rs. 25,205 crore (US$ 5.5 billion) at September 30, 2003.

Operating review

Credit growth

The retail credit market continues to witness robust growth and there is a significant pipeline of corporate investment in infrastructure and manufacturing. The Bank is focusing on credit origination in both the corporate and retail segments and on growth in non-fund based products, leveraging its corporate relationships and its retail distribution capabilities

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

and customer franchise. The Bank’s international presence combined with its domestic balance sheet enables it to offer a wider range of credit and trade finance solutions to Indian companies. While fully leveraging its origination skills in corporate credit, the Bank also focuses on syndication to channelise resources from other domestic and international banks and institutions. The Bank is also seeking to optimise resource and capital utilization through securitisation.

The Bank’s total advances increased 25% to Rs. 67,901 crore (US$ 14.8 billion) at September 30, 2004 compared to Rs. 54,127 crore (US$ 11.8 billion) at September 30, 2003. The Bank maintained its growth momentum in the retail segment. The Bank’s home loan disbursements during H1-2005 were Rs. 8,221 crore (US$ 1.8 billion). Retail assets constituted 58% of advances and 52% of customer assets at September 30, 2004.

Funding

Total deposits increased 26% to Rs. 71,598 crore (US$ 15.6 billion) at September 30, 2004 from Rs. 56,880 crore (US$ 12.4 billion) at September 30, 2003. Savings and current account deposits constituted 25% of total deposits. During H1-2005, the Bank repaid about Rs. 3,600 crore (US$ 782 million) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At September 30, 2004, erstwhile ICICI’s liabilities constituted 22% of the Bank’s funding compared to 34% at September 30, 2003. The Bank’s average cost of deposits for H1-2005 was 4.4% compared to 5.8% for H1-2004.

Growing international presence

The Bank opened a representative office in Bangladesh in August 2004 and an offshore branch in Bahrain in October 2004. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through alliances with foreign banks. Total NRI inward remittances for H1-2005 were about Rs. 6,000 crore (US$ 1.3 billion).

Capital adequacy

The Bank’s capital adequacy at September 30, 2004 was 15.2% (including Tier-1 capital adequacy of 9.4%), well above RBI’s requirement of total capital adequacy of 9.0% .

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

The Bank’s net restructured assets at September 30, 2004 were Rs. 6,817 crore (US$ 1.5 billion), down from Rs. 7,856 crore (US$ 1.7 billion) at September 30, 2003. At September 30, 2004, the Bank’s net non-performing assets constituted 2.6% of customer assets against 4.8% at September 30, 2003.

Group companies

ICICI Lombard General Insurance Company (ICICI Lombard) maintained its leadership position among private sector general insurance companies. ICICI Lombard achieved a profit after tax of Rs. 22 crore (US$ 5 million) in H1-2005, compared to profit after tax of Rs. 9 crore (US$ 2 million) for H1-2004.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 91 crore (US$ 20 million) on the Bank’s consolidated profit after tax in H1-2005 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for H1-2005 was Rs. 121 crore (US$ 26 million) compared to a full year unaudited NBAP of Rs. 204 crore (US$ 44 million) for FY2004. NBAP represents the present discounted value of future profit streams from new policies written by the company during the year, calculated on the basis of certain assumptions as to mortality and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP.

The Bank’s consolidated profit after tax for H1-2005 was Rs. 749 crore (US$ 163 million).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement
Rs. Crore
	Q2-2004	H1-2004	Q2-2005	H1-2005	Growth over H1-2004	FY2004
NII	472	927	685	1,316	42%	1,987
Non-interest income	401	785	712	1,277	63%	1,751
- Fee income	260	496	537	955	93%	1,175
- Lease income	112	225	106	209	-7%	422
- Others	29	64	69	113	77%	154
Core operating income	873	1,712	1,397	2,593	52%	3,738
Operating expense	496	959	587	1,152	20%	1,999
Other DMA expense	69	127	112	197	55%	293
Lease depreciation	76	149	69	153	3%	279
Core operating profit	232	477	629	1,092	129%	1,166
Treasury income	461	721	123	216	-70%	1,314
Provisions	240	364	195	241	-34%	579
Profit before tax	453	834	557	1,067	28%	1,902
Tax	51	92	115	194	111%	265
Profit after tax	402	742	442	873	18%	1,637

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com. For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 46.01.